VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281) – 404-4387

November 15, 2021

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3686

Re:	Viking Energy Group, Inc
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Hiller:

We are in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 5, 2021, relating to the above-referenced filing of Viking Energy Group, Inc.

We are in the process of reviewing the Comment letter and anticipate filing a detailed response thereto with the Commission by November 25, 2021.

Thank you for your assistance and review.

Sincerely,

Viking Energy Group, Inc.

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer